                                                Filed pursuant to Rule 424(b)(5)
                                          Registration Nos. 333-99273 333-112257
           Prospectus Supplement to Prospectus dated January 27, 2004

                                8,000,000 Shares

                                   [USS LOGO]

                        UNITED STATES STEEL CORPORATION

                                  Common Stock
                             ----------------------
     United States Steel Corporation is offering 8,000,000 shares of its common stock.
                             ----------------------
     Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the symbol "X". The last reported sale price of the common stock on the New York Stock Exchange on March 3, 2004 was $38.78 per share.
                             ----------------------
     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.
                             ----------------------

                                                                        UNDERWRITING           PROCEEDS TO
                                                                        DISCOUNTS AND      UNITED STATES STEEL
                                                   PRICE TO PUBLIC       COMMISSIONS           CORPORATION
                                                   ---------------      -------------      -------------------
Per Share........................................     $38.50               $1.73               $36.77
Total............................................   $308,000,000         $13,840,000          $294,160,000

     To the extent that the underwriters sell more than 8,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from United States Steel Corporation at the initial price to public less the underwriting discount.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the shares against payment in New York, New York on March 9, 2004.
                             ----------------------

GOLDMAN, SACHS & CO.                   JPMORGAN                   MORGAN STANLEY

LEHMAN BROTHERS                                              UBS INVESTMENT BANK
                             ----------------------
March 3, 2004

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to United States Steel Corporation. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering, and sets forth the risk factors related to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the information in the prospectus supplement differs from the information in the accompanying prospectus, the information in the prospectus supplement supersedes the information in the accompanying prospectus.

                                  THE OFFERING

Common stock offered........................      8,000,000 shares
Common stock to be outstanding immediately
  after the offering........................    113,187,055 shares
Over-allotment option.......................      1,200,000 shares
New York Stock Exchange symbol..............    X

     The number of shares of common stock assumed to be outstanding after this offering is based on 105,187,055 shares of our common stock outstanding as of March 2, 2004, before giving effect to this offering, and excludes 15,632,458 shares of our common stock authorized but unissued under dividend reinvestment and employee benefit plans and up to 19,157,000 shares reserved for issuance upon conversion of our Series B Mandatory Convertible Preferred Shares.

                                USE OF PROCEEDS

     The net proceeds from this offering at the public offering price of $38.50 per share, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $294 million, or approximately $338 million if the underwriters exercise their over-allotment option in full. The net proceeds will be used first, to redeem 35% of the aggregate principal amount of our 10 3/4% Senior Notes due August 1, 2008 and any remaining proceeds will be used for general corporate purposes, which may include the redemption of a portion of our 9 3/4% Senior Notes due May 15, 2010, the reduction of other debt and payments to employee benefit plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

STOCK PRICE RANGE AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange (the "NYSE"), the Chicago Stock Exchange and the Pacific Exchange under the symbol "X". The NYSE is the principal market for our common stock. The following table sets forth the range of high and low prices of our common stock during 2002 and 2003, as reported by the NYSE on the composite tape, and dividends paid on that common stock for the stated periods.

                                                                                   DIVIDENDS
                                                                HIGH     LOW     PAID PER SHARE
                                                               ------   ------   --------------
2002
  First Quarter.............................................   $19.99   $16.36       $0.05
  Second Quarter............................................    22.20    17.22        0.05
  Third Quarter.............................................    19.99    10.66        0.05
  Fourth Quarter............................................    14.90    10.87        0.05
2003
  First Quarter.............................................   $17.73   $ 9.61       $0.05
  Second Quarter............................................    17.88     9.72        0.05
  Third Quarter.............................................    20.05    15.10        0.05
  Fourth Quarter............................................    37.05    18.54        0.05
2004
  First Quarter (through March 3, 2004).....................   $40.15   $31.40       $0.05

     On March 3, 2004, the last reported sale price of our common stock on the NYSE was $38.78 per share.

     As of February 29, 2004, there were 51,115 registered holders of our common stock.

     Our board of directors declared a dividend of $0.05 per share of our common stock payable on March 10, 2004 to stockholders of record at the close of business on February 18, 2004.

DIVIDEND POLICY

     Our board of directors intends to declare and pay dividends on our common stock based on our financial condition and results of operations, although it has no obligation under Delaware law or our certificate of incorporation to do so. Dividends on our common stock are limited to legally available funds. In early 2002, we established a quarterly dividend rate of $0.05 per share effective with the March 2002 payment.

     Our 10 3/4% Senior Notes and 9 3/4% Senior Notes impose limitations on our ability to declare and pay dividends on our capital stock and other expenditures referred to as "restricted payments." In order to make restricted payments, we must satisfy certain requirements, which include a consolidated coverage ratio based on EBITDA and consolidated interest expense for the four most recent quarters. In addition, the total of all restricted payments made since the 10 3/4% Senior Notes were issued (excluding up to $50 million of dividends paid on common stock through the end of 2003) cannot exceed the cumulative cash proceeds from the sale of capital stock and certain investments plus 50% of consolidated net income from October 1, 2001, through the most recent quarter-end treated as one accounting period, or, if there is a consolidated net loss for the period, less 100% of such consolidated net loss. As of December 31, 2003, we met the consolidated coverage ratio and had approximately $290 million of availability to make restricted payments under the calculation described in the preceding sentence. Notwithstanding these covenant restrictions, as of December 31, 2003, we are permitted to make up to $29 million in restricted payments, including dividends on our common stock. If in future periods we are not in compliance with the restricted payment tests and we have made restricted payments up to the amount otherwise permitted under the Senior Notes, we would be unable to pay dividends on our common stock.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and our capitalization at December 31, 2003, (i) on an actual basis and (ii) on an as adjusted basis to give effect to the sale by us of 8,000,000 shares of common stock at the public offering price of $38.50 per share, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, and the redemption of 35% of the aggregate principal amount of our 10 3/4% Senior Notes due August 1, 2008.

     The financial data at December 31, 2003 in the following table is derived from our audited financial statements as of and for the year ended December 31, 2003. The following data is qualified in its entirety by our financial statements and other information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                              AS OF DECEMBER 31, 2003
                                                              -----------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                   ACTUAL    AS ADJUSTED
--------------------------------------------                  --------   ------------
Cash and cash equivalents...................................  $   316      $   402
                                                              -------      -------
Long-term debt due within one year..........................  $    43      $    43
Long-term debt(a):
  10 3/4% Senior Notes(b)...................................      535          348
  9 3/4% Senior Notes.......................................      450          450
  Industrial revenue bonds..................................      471          471
  USSK loan.................................................      254          254
  Senior quarterly income debt securities...................       49           49
  Capital leases............................................      134          134
  Less unamortized discount on 10 3/4% Senior Notes.........       (3)          (2)
                                                              -------      -------
     Total debt.............................................    1,933        1,747
Stockholders' equity:
  7% Series B Mandatory Convertible Preferred Shares, no par
     value per share, 5,000,000 shares outstanding..........      226          226
  Common stock, $1 par value per share, 400,000,000 shares
     authorized, 103,663,467 shares outstanding and
     111,663,467 shares outstanding as adjusted.............      104          112
  Additional paid-in capital................................    2,687        2,973
  Other stockholders' equity(c).............................   (1,924)      (1,939)
                                                              -------      -------
     Total stockholders' equity.............................    1,093        1,372
                                                              -------      -------
     Total capitalization...................................  $ 3,026      $ 3,119
                                                              =======      =======

---------------

(a) As of March 3, 2004, no amounts were outstanding under our inventory credit facility or the USSK credit facilities; however, the availability under our inventory credit facility and the USSK credit facilities was reduced by $6 million and $3 million, respectively, as a result of letters of credit and customs guarantees issued against these facilities.

(b) Reflects the redemption of 35% in aggregate principal amount of the 10 3/4% Senior Notes.

(c) Retained earnings is reduced by $15 million for the after-tax loss on the early extinguishment of the 10 3/4% Senior Notes.

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary describes the material U.S. federal income and estate tax consequences of the ownership of common stock by a non-U.S. holder (as defined below) as of the date hereof.

     This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as certain U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income and estate tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

     As used herein, a non-U.S. holder of common stock means a beneficial owner, other than an entity treated as a partnership, that is not any of the following for U.S. federal income tax purposes:

     - a citizen or resident of the United States,

     - a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

     - a trust that (i) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the ability to control all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

     A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to a gain recognized on a sale or other disposition of common stock unless

     - the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder,

     - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its gain under regular graduated U.S. federal corporate income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

     Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     A non-U.S. holder will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common stock within the U.S. or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

                                  UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

                        Underwriter                             Number of Shares
                        -----------                            ------------------
Goldman, Sachs & Co.........................................       1,692,000
J.P. Morgan Securities Inc..................................       1,692,000
Morgan Stanley & Co. Incorporated...........................       1,692,000
Lehman Brothers Inc.........................................       1,062,000
UBS Securities LLC..........................................       1,062,000
BNY Capital Markets, Inc....................................         200,000
NatCity Investments, Inc....................................         200,000
PNC Capital Markets, Inc....................................         200,000
Scotia Capital (USA) Inc....................................         200,000
                                                                   ---------
     Total..................................................       8,000,000
                                                                   =========

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the foregoing table, the underwriters have an option to buy up to an additional 1,200,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions we have agreed to pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,200,000 additional shares.

                              Paid by U. S. Steel
                              -------------------

                                                              No Exercise   Full Exercise
                                                              -----------   -------------
Per Share...................................................  $     1.73     $      1.73
Total.......................................................  $13,840,000    $15,916,000

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.03 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     U. S. Steel and its executive officers and directors have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to (i) any existing employee benefit plans; (ii) shares sold by U. S. Steel to its dividend reinvestment plan; and (iii) less than 15,000 shares of common stock issuable upon the exercise of certain options that expire during the lock-up period, together with any associated stock appreciation rights.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the date the shares are issued, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     The shares may not be offered or sold, transferred or delivered, as part of the underwriters initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

     The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

     This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

     Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer shares in Japan to a list of 49 offerees in accordance with the above provisions.

     We estimate our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees and expenses. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender and agent under our inventory credit facility and, along with The Bank of Nova Scotia (an affiliate of Scotia Capital (USA) Inc.), is a purchaser under our accounts receivable program. In addition, affiliates of BNY Capital Markets, Inc., Goldman, Sachs & Co., NatCity Investments, Inc., PNC Capital Markets, Inc., Scotia Capital (USA) Inc. and UBS Securities LLC are lenders under our inventory credit facility.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania and Dan D. Sandman, Esq., Vice Chairman and Chief Legal and Administrative Officer or Robert M. Stanton, Esq., Assistant General Counsel -- Corporate of United States Steel. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Messrs. Sandman and Stanton, in their capacities set forth above, are each paid a salary by United States Steel, participate in various employee benefit plans offered by United States Steel and own common stock of United States Steel.

                                8,000,000 Shares

                                   [USS LOGO]

                              UNITED STATES STEEL
                                  CORPORATION

                                  Common Stock

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                            Page
                                                            ----
The Offering..............................................  S-1
Use of Proceeds...........................................  S-1
Price Range of Common Stock and Dividends.................  S-1
Capitalization............................................  S-3
Certain United States Tax Consequences to Non-U.S.
  Holders.................................................  S-4
Underwriting..............................................  S-6
Legal Matters.............................................  S-8

Prospectus

Where You Can Find More Information.......................   ii
The Company...............................................    1
Risk Factors..............................................    2
Ratio of Earnings to Fixed Charges and Ratio of Earnings
  to Combined Fixed Charges and Preferred Stock
  Dividends...............................................   14
Use of Proceeds...........................................   14
Description of the Debt Securities........................   14
Description of Capital Stock..............................   24
Description of Depositary Shares..........................   29
Description of Warrants...................................   31
Description of Convertible or Exchangeable Securities.....   32
Description of Stock Purchase Contracts and Stock Purchase
  Units...................................................   32
Plan of Distribution......................................   33
Validity of Securities....................................   34
Experts...................................................   35